PRIMEWEST ENERGY TRUST

FORM 51-101F1

Statement of Reserves Data and

Other Oil and Gas Information

RESERVES DATA

In accordance with NI 51-101, GLJ has prepared the GLJ Report dated January 24, 2007 evaluating, as at December 31, 2006, the Reserves of Crude Oil, Natural Gas and associated products attributed to the Properties prior to provision for interest costs and General and Administrative Costs, but after providing for estimated royalties, Production Costs, Development Costs, other income, future capital expenditures, and Well Abandonment Costs for only those wells assigned Reserves by GLJ.  It should not be assumed that either the undiscounted or the discounted Future Net Revenue estimated by GLJ represent the fair market value of these Reserves.  Other assumptions and qualifications relating to costs, prices for future Production and other matters are summarized in the notes following these tables.

Various capitalized terms that are used in this Statement of Reserves Data and Other Oil and Gas Information have the meanings given to those terms at the end of this document.  All calculations required to convert Natural Gas to a Crude Oil equivalent (BOE) have been made using a ratio of 6,000 cubic feet of Natural Gas to one barrel of Crude Oil.  BOE’s may be misleading, particularly if used in isolation.  The BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

CONSTANT PRICES AND COSTS

The following tables provide Reserves data and a breakdown of Future Net Revenue by component and Production group using Constant Prices and Costs, on a Company Interest, Gross and Net basis.

SUMMARY OF OIL AND NATURAL GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2006
CONSTANT PRICES AND COSTS

CONSOLIDATED CANADIAN AND US ASSETS

Reserves Category	Reserves
	Light And Medium Crude Oil (mbbl)			Heavy Oil (mbbl)
	Company Interest	Gross	Net	Company Interest	Gross	Net
Proved
Developed Producing	23,687	22,373	20,544	2,849	2,842	2,612
Developed Non-Producing	2,069	2,065	1,855	37	37	34
Undeveloped	8,275	8,274	7,248	-	-	-
Total Proved	34,031	32,712	29,647	2,886	2,879	2,646
Probable	12,486	12,208	10,816	928	926	815
Total Proved plus Probable	46,517	44,920	40,463	3,814	3,804	3,461

Columns may not add due to rounding.

Reserves Category	Reserves
	Natural Gas (Bcf)			Natural Gas Liquids (mbbl)
	Company Interest	Gross	Net	Company Interest	Gross	Net
Proved
Developed Producing	433.6	422.2	346.6	10,545	10,306	7,458
Developed Non-Producing	29.3	29.2	23.3	652	652	445
Undeveloped	72.9	72.9	58.7	1,740	1,740	1,215
Total Proved	535.7	524.3	428.6	12,937	12,698	9,118
Probable	210.1	207.6	168.1	4,843	4,792	3,372
Total Proved plus Probable	745.8	731.9	596.7	17,780	17,490	12,490

Columns may not add due to rounding.

Reserves Category	Reserves
	Total (mBOE)
	Company Interest	Gross	Net
Proved
Developed Producing	109,342	105,890	88,374
Developed Non-Producing	7,642	7,620	6,221
Undeveloped	22,158	22,157	18,251
Total Proved	139,142	135,667	112,846
Probable	53,274	52,525	43,017
Total Proved plus Probable	192,416	188,192	155,862

Columns may not add due to rounding.

CANADIAN ASSETS ONLY

Reserves Category	Reserves
	Light And Medium Crude Oil (mbbl)			Heavy Oil (mbbl)
	Company Interest	Gross	Net	Company Interest	Gross	Net
Proved
Developed Producing	14,411	13,105	12,552	2,849	2,842	2,612
Developed Non-Producing	567	563	518	37	37	34
Undeveloped	766	765	711	-	-	-
Total Proved	15,744	14,433	13,781	2,886	2,879	2,646
Probable	4,740	4,464	4,131	928	926	815
Total Proved plus Probable	20,484	18,897	17,912	3,814	3,804	3,461

Columns may not add due to rounding.

Reserves Category	Reserves
	Natural Gas (Bcf)			Natural Gas Liquids (mbbl)
	Company Interest	Gross	Net	Company Interest	Gross	Net
Proved
Developed Producing	429.6	418.3	343.2	10,545	10,306	7,458
Developed Non-Producing	28.9	28.8	23.0	652	652	445
Undeveloped	69.4	69.4	55.7	1,740	1,740	1,215
Total Proved	528.0	516.5	421.9	12,937	12,698	9,118
Probable	206.7	204.2	165.2	4,843	4,792	3,372
Total Proved plus Probable	734.7	720.7	587.0	17,780	17,490	12,490

Columns may not add due to rounding.

Reserves Category	Reserves
	Total (mBOE)
	Company Interest	Gross	Net
Proved
Developed Producing	99,409	95,966	79,814
Developed Non-Producing	6,078	6,055	4,829
Undeveloped	14,074	14,073	11,212
Total Proved	119,561	116,094	95,855
Probable	44,967	44,220	35,844
Total Proved plus Probable	164,527	160,314	131,699

Columns may not add due to rounding.

US ASSETS ONLY

Reserves Category	Reserves
	Light And Medium Crude Oil (mbbl)			Heavy Oil (mbbl)
	Company Interest	Gross	Net	Company Interest	Gross	Net
Proved
Developed Producing	9,276	9,268	7,993	-	-	-
Developed Non-Producing	1,502	1,502	1,337	-	-	-
Undeveloped	7,509	7,509	6,537	-	-	-
Total Proved	18,287	18,279	15,867	-	-	-
Probable	7,746	7,744	6,685	-	-	-
Total Proved plus Probable	26,033	26,023	22,551	-	-	-

Columns may not add due to rounding.

Reserves Category	Reserves
	Natural Gas (Bcf)			Natural Gas Liquids (mbbl)
	Company Interest	Gross	Net	Company Interest	Gross	Net
Proved
Developed Producing	3.9	3.9	3.4	-	-	-
Developed Non-Producing	0.4	0.4	0.3	-	-	-
Undeveloped	3.5	3.5	3.0	-	-	-
Total Proved	7.8	7.8	6.7	-	-	-
Probable	3.4	3.4	2.9	-	-	-
Total Proved plus Probable	11.1	11.1	9.7	-	-	-

Columns may not add due to rounding.

Reserves Category	Reserves
	Total (mBOE)
	Company Interest	Gross	Net
Proved
Developed Producing	9,933	9,924	8,560
Developed Non-Producing	1,565	1,565	1,392
Undeveloped	8,084	8,084	7,039
Total Proved	19,582	19,573	16,990
Probable	8,307	8,305	7,173
Total Proved plus Probable	27,889	27,878	24,164

Columns may not add due to rounding.

CONSOLIDATED - INCLUDES CANADIAN AND US ASSETS

Reserves Category	Net Present Values of Future Net Revenue ($ millions)
	Before Future Income Tax Expenses		After Future Income Tax Expenses
	Discounted at 0%/year	Discounted at 10%/year	Discounted at 0%/year	Discounted at 10%/year
Proved
Developed Producing	2,461.5	1,505.5	2,461.6	1,505.4
Developed Non-Producing	182.5	101.3	169.1	93.8
Undeveloped	453.9	176.8	386.6	136.5
Total Proved	3,098.0	1,783.6	3,017.2	1,735.7
Probable	1,261.4	479.7	1,169.6	438.2
Total Proved plus Probable	4,359.4	2,263.3	4,186.8	2,173.9

Columns may not add due to rounding.

CANADIAN ASSETS ONLY

Reserves Category	Net Present Values of Future Net Revenue ($ millions)
	Before Future Income Tax Expenses		After Future Income Tax Expenses
	Discounted at 0%/year	Discounted at 10%/year	Discounted at 0%/year	Discounted at 10%/year
Proved
Developed Producing	2,210.8	1,357.1	2,210.8	1,357.1
Developed Non-Producing	136.4	82.3	136.4	82.3
Undeveloped	223.6	74.9	223.6	74.9
Total Proved	2,570.7	1,514.3	2,570.7	1,514.3
Probable	1,020.5	399.2	1,020.5	399.2
Total Proved plus Probable	3,591.2	1,913.5	3,591.2	1,913.5

Columns may not add due to rounding.

US ASSETS ONLY

Reserves Category	Net Present Values of Future Net Revenue ($ millions)
	Before Future Income Tax Expenses		After Future Income Tax Expenses
	Discounted at 0%/year	Discounted at 10%/year	Discounted at 0%/year	Discounted at 10%/year
Proved
Developed Producing	250.8	148.3	250.8	148.3
Developed Non-Producing	46.2	19.0	32.7	11.5
Undeveloped	230.4	101.9	163.0	61.6
Total Proved	527.3	269.2	446.5	221.4
Probable	240.8	80.6	149.1	39.0
Total Proved plus Probable	768.1	349.8	595.6	260.4

Columns may not add due to rounding.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2006
CONSTANT PRICES AND COSTS

CONSOLIDATED – INCLUDES CANADIAN AND US ASSETS

($ millions)
Reserve Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Future Income Tax Expenses	Future Income Tax Expenses	Future Net Revenue After Future Income Tax Expenses
Proved	6,524.4	1,143.7	1,948.9	271.4	62.3	3,098.0	80.8	3,017.2
Proved plus Probable	9,007.5	1,606.2	2,555.1	419.3	67.5	4,359.4	172.5	4,186.9

CANADIAN ASSETS ONLY

($ millions)
Reserve Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Future Income Tax Expenses	Future Income Tax Expenses	Future Net Revenue After Future Income Tax Expenses
Proved	5,381.8	923.2	1,650.4	189.7	47.8	2,570.7	0.0	2,570.7
Proved plus Probable	7,376.9	1,289.7	2,132.1	312.5	51.4	3,591.2	0.0	3,591.2

US ASSETS ONLY

($ millions)
Reserve Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Future Income Tax Expenses	Future Income Tax Expenses	Future Net Revenue After Future Income Tax Expenses
Proved	1,142.6	220.5	298.5	81.8	14.4	527.3	80.8	446.5
Proved plus Probable	1,630.5	316.4	423.0	106.9	16.1	768.1	172.5	595.6

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2006
CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Future Income Tax Expenses (discounted at 10%/year) ($ millions) (1)
Proved Reserves	Light and Medium Crude Oil (2)	578.4
	Heavy Oil (2)	49.8
	Natural Gas (3)	1,152.6
	Non-conventional (4)	2.8
Proved plus Probable Reserves	Light and Medium Crude Oil (2)	726.5
	Heavy Oil (2)	64.7
	Natural Gas (3)	1,465.9
	Non-conventional (4)	6.3

Notes:

(1)

Future Net Revenue values do not represent fair market value.

(2)

Including Solution Gas and other by-products.

(3)

Including by-products but excluding Solution Gas from Oil wells.

(4)

Non-conventional Oil and Gas activities include coalbed methane development activities.

FORECAST PRICES AND COSTS

The following tables provide Reserves data and a breakdown of Future Net Revenue by component and Production group using Forecast Prices and Costs on a Company Interest, Gross and Net basis.

SUMMARY OF OIL AND NATURAL GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2006
FORECAST PRICES AND COSTS

CONSOLIDATED - INCLUDES CANADIAN AND US ASSETS

Reserve Category	Reserves
	Light And Medium Crude Oil (mbbl)			Heavy Oil (mbbl)
	Company Interest	Gross	Net	Company Interest	Gross	Net
Proved
Developed Producing	23,074	21,761	20,011	2,779	2,772	2,546
Developed Non-Producing	2,012	2,008	1,806	33	32	30
Undeveloped	8,170	8,169	7,158	-	-	-
Total Proved	33,256	31,939	28,975	2,811	2,804	2,576
Probable	12,246	11,968	10,608	904	902	793
Total Proved plus Probable	45,502	43,907	39,583	3,715	3,706	3,370

Columns may not add due to rounding.

Reserve Category	Reserves
	Natural Gas (Bcf)			Natural Gas Liquids (mbbl)
	Company Interest	Gross	Net	Company Interest	Gross	Net
Proved
Developed Producing	437.5	426.2	349.7	10,589	10,351	7,494
Developed Non-Producing	29.6	29.5	23.6	650	649	443
Undeveloped	73.0	73.0	58.7	1,742	1,742	1,215
Total Proved	540.1	528.7	432.0	12,980	12,742	9,152
Probable	212.4	209.9	169.8	4,877	4,826	3,398
Total Proved plus Probable	752.5	738.6	601.8	17,857	17,568	12,551

Columns may not add due to rounding.

Reserve Category	Reserves
	Total (mBOE)
	Company Interest	Gross	Net
Proved
Developed Producing	109,356	105,909	88,333
Developed Non-Producing	7,629	7,608	6,214
Undeveloped	22,082	22,081	18,160
Total Proved	139,066	135,598	112,708
Probable	53,427	52,681	43,103
Total Proved plus Probable	192,493	188,279	155,811

Columns may not add due to rounding.

CANADIAN ASSETS ONLY

Reserve Category	Reserves
	Light And Medium Crude Oil (mbbl)			Heavy Oil (mbbl)
	Company Interest	Gross	Net	Company Interest	Gross	Net
Proved
Developed Producing	14,291	12,986	12,441	2,779	2,772	2,546
Developed Non-Producing	534	530	489	33	32	30
Undeveloped	761	760	706	-	-	-
Total Proved	15,586	14,276	13,637	2,811	2,804	2,576
Probable	4,797	4,521	4,177	904	902	793
Total Proved plus Probable	20,383	18,797	17,814	3,715	3,706	3,370

Columns may not add due to rounding.

Reserve Category	Reserves
	Natural Gas (Bcf)			Natural Gas Liquids (mbbl)
	Company Interest	Gross	Net	Company Interest	Gross	Net
Proved
Developed Producing	433.6	422.3	346.3	10,589	10,351	7,494
Developed Non-Producing	29.2	29.1	23.3	650	649	443
Undeveloped	69.6	69.6	55.7	1,742	1,742	1,215
Total Proved	532.4	521.0	425.3	12,980	12,742	9,152
Probable	209.1	206.6	166.9	4,877	4,826	3,398
Total Proved Plus Probable	741.5	727.6	592.3	17,857	17,568	12,551

Columns may not add due to rounding.

Reserve Category	Reserves
	Total (mBOE)
	Company Interest	Gross	Net
Proved
Developed Producing	99,923	96,484	80,203
Developed Non-Producing	6,086	6,066	4,842
Undeveloped	14,102	14,101	11,210
Total Proved	120,110	116,651	96,254
Probable	45,427	44,682	36,192
Total Proved plus Probable	165,537	161,333	132,447

Columns may not add due to rounding.

US ASSETS ONLY

Reserve Category	Reserves
	Light And Medium Crude Oil (mbbl)			Heavy Oil (mbbl)
	Company Interest	Gross	Net	Company Interest	Gross	Net
Proved
Developed Producing	8,783	8,775	7,569	-	-	-
Developed Non-Producing	1,478	1,478	1,316	-	-	-
Undeveloped	7,409	7,409	6,452	-	-	-
Total Proved	17,670	17,663	15,338	-	-	-
Probable	7,449	7,447	6,431	-	-	-
Total Proved plus Probable	25,119	25,110	21,768	-	-	-

Columns may not add due to rounding.

Reserve Category	Reserves
	Natural Gas (Bcf)			Natural Gas Liquids (mbbl)
	Company Interest	Gross	Net	Company Interest	Gross	Net
Proved
Developed Producing	3.9	3.9	3.4	-	-	-
Developed Non-Producing	0.4	0.4	0.4	-	-	-
Undeveloped	3.4	3.4	3.0	-	-	-
Total Proved	7.7	7.7	6.7	-	-	-
Probable	3.3	3.3	2.9	-	-	-
Total Proved plus Probable	11.0	11.0	9.6	-	-	-

Columns may not add due to rounding.

Reserve Category	Reserves
	Total (mBOE)
	Company Interest	Gross	Net
Proved
Developed Producing	9,433	9,425	8,131
Developed Non-Producing	1,542	1,542	1,372
Undeveloped	7,980	7,980	6,950
Total Proved	18,956	18,948	16,454
Probable	8,000	7,998	6,910
Total Proved plus Probable	26,956	26,946	23,364

Columns may not add due to rounding.

CONSOLIDATED - INCLUDES CANADIAN AND US ASSETS

Reserve Category	Net Present Values of Future Net Revenue ($ millions)
	Before Future Income Tax Expenses Discounted at (%/year)					After Future Income Tax Expenses Discounted at (%/year)
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Developed Producing	3,112.4	2,280.5	1,824.7	1,538.0	1,340.3	3,112.3	2,280.3	1,824.7	1,537.0	1,340.3
Developed Non-Producing	228.6	160.5	124.0	101.4	86.1	216.9	152.0	117.4	96.0	81.2
Undeveloped	566.1	336.8	218.1	147.8	102.4	509.6	294.1	183.9	120.3	78.3
Total Proved	3,907.2	2,777.7	2,166.8	1,787.2	1,528.8	3,838.8	2,726.5	2,126.0	1,753.3	1,499.8
Probable	1,768.3	951.7	612.8	437.6	333.1	1,673.5	892.8	571.8	406.7	308.6
Total Proved plus Probable	5,675.5	3,729.4	2,779.6	2,224.8	1,861.9	5,512.3	3,619.3	2,697.8	2,160.1	1,808.4

Columns may not add due to rounding.

CANADIAN ASSETS ONLY

Reserve Category	Net Present Values of Future Net Revenue ($ millions)
	Before Future Income Tax Expenses Discounted at (%/year)					After Future Income Tax Expenses Discounted at (%/year)
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Developed Producing	2,877.7	2,106.3	1,683.9	1,418.5	1,235.7	2,877.7	2,106.3	1,683.9	1,418.5	1,235.7
Developed Non-Producing	183.9	133.2	105.8	88.4	76.3	183.9	133.2	105.8	88.4	76.3
Undeveloped	349.5	197.8	123.9	81.3	54.2	349.5	197.8	123.9	81.3	54.2
Total Proved	3,411.1	2,437.4	1,913.6	1,588.2	1,366.2	3,411.1	2,437.4	1,913.6	1,588.2	1,366.2
Probable	1,520.6	822.1	534.4	385.4	296.1	1,520.6	822.1	534.4	385.4	296.1
Total Proved plus Probable	4,931.7	3,259.5	2,448.0	1,973.7	1,662.3	4,931.7	3,259.5	2,448.0	1,973.7	1,662.3

Columns may not add due to rounding.

US ASSETS ONLY

Reserve Category	Net Present Values of Future Net Revenue ($ millions)
	Before Future Income Tax Expenses Discounted at (%/year)					After Future Income Tax Expenses Discounted at (%/year)
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Developed Producing	234.7	174.2	140.9	119.6	104.7	234.6	174.0	140.8	118.5	104.6
Developed Non-Producing	44.7	27.2	18.2	13.0	9.8	33.0	18.8	11.6	7.6	4.9
Undeveloped	216.7	138.9	94.2	66.4	48.2	160.1	96.3	60.0	39.0	24.1
Total Proved	496.1	340.3	253.2	199.0	162.6	427.7	289.1	212.4	165.1	133.6
Probable	247.7	129.6	78.4	52.2	37.0	152.9	70.7	37.4	21.3	12.5
Total Proved plus Probable	743.8	469.9	331.6	251.2	199.6	580.6	359.8	249.8	186.4	146.1

Columns may not add due to rounding.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2006
FORECAST PRICES AND COSTS

CONSOLIDATED – INCLUDES CANADIAN AND US ASSETS

Reserve Category	($ millions)
	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment costs	Future Net Revenue Before Future Income Tax Expenses	Future Income Tax Expenses	Future Net Revenue After Future Income Tax Expenses
Proved Reserves	8,201.0	1,458.8	2,461.8	284.5	88.7	3,907.2	68.1	3,839.1
Proved plus Probable Reserves	11,700.0	2,104.9	3,376.5	437.6	105.5	5,675.5	162.7	5,512.8

CANADIAN ASSETS ONLY

Reserve Category	($ millions)
	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment costs	Future Net Revenue Before Future Income Tax Expenses	Future Income Tax Expenses	Future Net Revenue After Future Income Tax Expenses
Proved Reserves	7,018.6	1,230.7	2,110.2	199.5	67.0	3,411.1	0.0	3,411.1
Proved plus Probable Reserves	9,950.8	1,765.2	2,849.5	325.9	78.5	4,931.7	0.0	4,931.7

US ASSETS ONLY

Reserve Category	($ millions)
	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment costs	Future Net Revenue Before Future Income Tax Expenses	Future Income Tax Expenses	Future Net Revenue After Future Income Tax Expenses
Proved Reserves	1,182.5	228.1	351.7	85.0	21.6	496.1	68.1	428.0
Proved plus Probable Reserves	1,749.2	339.7	527.0	111.7	27.0	743.8	162.7	581.1

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2006
FORECAST PRICES AND COSTS

Reserve Category	Production Group	Future Net Revenue Before Future Income Tax Expenses (discounted at 10%/year) ($ millions) (1)
Proved Reserves	Light and Medium Crude Oil (2)	573.6
	Heavy Oil (2)	48.7
	Natural Gas (3)	1,537.2
	Non-conventional (4)	7.3
Proved plus Probable Reserves	Light and Medium Crude Oil (2)	724.1
	Heavy Oil (2)	63.4
	Natural Gas (3)	1,974.0
	Non-conventional (4)	18.2

Notes:

(5)

Future Net Revenue values do not represent fair market value.

(6)

Including solution gas and other by-products.

(7)

Including by-products but excluding solution gas from Oil wells.

(8)

Non-conventional Oil and Gas activities include Coalbed methane development activities.

The following tables summarize the pricing assumptions (and in the case of Forecast Prices and Costs only, the inflation assumptions) made in preparing the preceding tables pertaining to PrimeWest’s Reserves and Future Net Revenue utilizing either Constant Prices and Costs or Forecast Prices and Costs.

SUMMARY OF PRICING ASSUMPTIONS
AS OF DECEMBER 31, 2006
CONSTANT PRICES AND COSTS

Year	Oil				Natural Gas	Edmonton Liquids Prices
	WTI Cushing Oklahoma US$/bbl	Edmonton Par Price 40 [o] API C$/ bbl	Hardisty Heavy 12[o] API C$/bbl	Cromer Medium 29 [o] API C$/bbl	AECO Gas Price C$/ mmbtu	Propane C$/bbl	Butane C$/bbl	Pentanes Plus C$/bbl	Inflation Rates % / year	Exchange Rate US$/C$
2006	60.85	67.58	47.62	59.47	6.07	43.25	54.06	71.55	0.0	0.8581

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
AS OF DECEMBER 31, 2006
FORECAST PRICES AND COSTS

Year	Oil				Natural Gas	Edmonton Liquids Prices
	WTI Cushing Oklahoma US$/bbl	Edmonton Par Price 40 [o] API C$/ bbl	Hardisty Heavy 12 [o] API C$/bbl	Cromer Medium 29 [o] API C$/bbl	AECO Gas Price C$/ mmbtu	Propane C$/bbl	Butane C$/bbl	Pentanes Plus C$/bbl	Inflation Rates % / year	Exchange Rate US$/C$
2006	66.22	73.16	50.41	62.24	7.02	43.97	66.64	75.69	2.1	0.8820
2007	63.41	71.72	40.48	62.39	7.38	43.11	54.46	73.31	0.00	0.8700
2008	63.34	71.64	41.61	62.30	7.83	43.31	52.97	73.18	2.67	0.8700
2009	60.07	67.90	40.23	59.02	7.77	41.42	50.24	69.41	2.33	0.8700
2010	57.92	65.39	39.56	56.79	7.75	40.11	48.34	66.86	2.00	0.8700
2011	56.33	63.53	38.62	55.21	7.90	39.29	46.96	64.98	2.00	0.8700
2012	57.27	64.58	39.58	56.14	8.11	39.98	47.72	66.07	2.00	0.8700
2013	58.34	65.82	40.39	57.28	8.28	40.80	48.64	67.33	2.00	0.8700
2014	59.54	67.22	41.27	58.44	8.44	41.57	49.74	68.73	2.00	0.8700
2015	60.75	68.51	42.04	59.55	8.62	42.47	50.62	70.15	2.00	0.8700
2016	61.97	69.93	42.91	60.75	8.79	43.29	51.71	71.58	2.00	0.8700
2017	63.22	71.27	43.75	62.00	8.96	44.19	52.67	72.93	2.00	0.8700
2018	64.49	72.74	44.63	63.25	9.15	45.07	53.73	74.43	2.00	0.8700
2019	65.78	74.21	45.52	64.52	9.32	45.97	54.81	75.91	2.00	0.8700
2020	67.09	75.69	46.42	65.80	9.51	46.91	55.91	77.42	2.00	0.8700
2021	68.44	77.19	47.36	67.13	9.71	47.83	57.02	78.98	2.00	0.8700
2022	69.81	78.51	48.31	68.47	9.90	48.78	58.16	80.55	2.00	0.8700
2023	71.21	79.52	49.28	69.84	10.10	49.76	59.32	82.17	2.00	0.8700
2024	72.63	80.55	50.26	71.24	10.30	50.75	60.51	83.81	2.00	0.8700
There-after	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	0.8700

WEIGHTED AVERAGE REALIZED SALES PRICES (C$)

2006
Natural Gas ($/mcf)	$ 7.09
Crude Oil ($/bbl)	$62.42
Natural Gas Liquids ($/bbl)	$59.09

FUTURE DEVELOPMENT COSTS

The table below sets out the Development Costs deducted in the estimation of Future Net Revenue attributable to Proved Reserves (using both Constant Prices and Costs and Forecast Prices and Costs) and Proved plus Probable Reserves (using Forecast Prices and Costs only).

CONSOLIDATED – INCLUDES CANADIAN AND US ASSETS

Year	Constant Prices and Costs	Forecast Prices and Costs
	($ millions)	($ millions)
	Proved	Proved	Proved plus Probable
2007	93.2	93.2	154.2
2008	56.2	57.6	94.5
2009	62.7	65.9	94.7
2010	35.3	37.9	51.1
2011	8.1	8.9	11.4
Total: Undiscounted	271.4	284.5	437.6
Total: Discounted at 10%/year	223.7	231.3	359.6

CANADIAN ASSETS ONLY

Year	Constant Prices and Costs	Forecast Prices and Costs
	($ millions)	($ millions)
	Proved	Proved	Proved plus Probable
2007	75.6	75.6	135.4
2008	32.2	33.1	64.4
2009	43.2	45.4	65.0
2010	18.8	20.1	30.7
2011	4.2	4.6	3.5
Total: Undiscounted	189.7	199.5	325.9
Total: Discounted at 10%/year	156.3	161.4	269.7

US ASSETS ONLY

Year	Constant Prices and Costs	Forecast Prices and Costs
	($ millions)	($ millions)
	Proved	Proved	Proved plus Probable
2007	17.7	17.7	18.7
2008	23.9	24.6	30.1
2009	19.5	20.5	29.6
2010	16.6	17.8	20.5
2011	3.9	4.3	7.9
Total: Undiscounted	81.8	85.0	111.7
Total: Discounted at 10%/year	67.4	69.9	89.8

The Future Development Costs are capital expenditures required in the future for PrimeWest to convert Proved Undeveloped Reserves and Probable Undeveloped Reserves into Proved Developed Producing Reserves.  Over the estimated life of the Reserves, it is anticipated that expenditures of $284.5 million would be incurred for the Proved Reserves and $437.6 million for the Proved plus Probable Reserves categories, based on Forecast Prices and Costs.  PrimeWest anticipates using a combination of internally generated cash flow, debt and equity financing to fund these Future Development Costs.  Based on the commodity price and cost assumptions adopted for both the Constant Prices and Costs case and the Forecast Prices and Costs case, all of the expenditures included in the future Development Costs are economic as they enhance the net present values of the Proved Developed Reserves.

RECONCILIATION OF CHANGES IN RESERVES AND FUTURE NET REVENUE

Reserves Reconciliation

The following table sets forth the reconciliation of PrimeWest’s Net Reserves for the year ended December 31, 2006 using Forecast Price and Cost estimates derived from the GLJ Report as required under NI 51-101 guidelines and format, reconciled to December 31, 2005.

CONSOLIDATED – INCLUDES CANADIAN AND US ASSETS

	Light and Medium Crude Oil (mbbls)				Heavy Oil (mbbls)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
Dec. 31, 2005	14,098	14,709	3,544	18,253	2,355	2,436	630	3,066
Discoveries	12	12	2	14	-	-	-	-
Drilling Extensions	880	1,438	528	1,966	25	2	-	2
Improved Recovery (1)	26	195	99	294	-	-	-	-
Technical Revisions	(1,074)	(1,252)	(11)	(1,262)	696	646	163	809
Acquisitions	7,975	15,743	6,439	22,183	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-
Economic Factors	-	35	6	40	-	22	1	23
Production	(1,905)	(1,905)	-	(1,905)	(530)	(530)	-	(530)
Dec. 31, 2006	20,011	28,975	10,608	39,583	2,546	2,576	794	3,370

Columns may not add due to rounding.

	Associated and Non-Associated Gas (Natural Gas) (Bcf)				Natural Gas Liquids (mbbls)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
Dec. 31, 2005	336.4	407.2	131.7	539.0	7,668	9,495	3,234	12,729
Discoveries	-	0.1	2.1	2.2	2	4	25	29
Drilling Extensions	22.1	27.3	12.8	40.1	518	708	295	1,003
Improved Recovery (1)	12.2	23.5	10.8	34.3	303	582	226	809
Technical Revisions	18.8	5.2	(2.5)	2.7	(6)	(659)	(445)	(1,104)
Acquisitions	6.1	9.8	6.0	15.8	61	72	66	138
Dispositions	(0.1)	(0.1)	(0.1)	(0.2)	(2)	(2)	(1)	(3)
Economic Factors	-	0.3	0.0	0.3	-	2	(2)	-
Production	(46.2)	(46.2)	-	(46.2)	(1,049)	(1,049)	-	(1,049)
Dec. 31, 2006	349.3	427.1	160.9	588.0	7,494	9,152	3,399	12,551

Columns may not add due to rounding.

	Natural Gas from Coal (mmcf)				Total (mBOE)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
Dec. 31, 2005	171	606	518	1,124	80,214	94,612	29,450	124,062
Discoveries	-	-	-	-	23	34	382	416
Drilling Extensions	80	4,262	8,600	12,862	5,113	7,401	4,394	11,795
Improved Recovery (1)	132	201	36	237	2,382	4,729	2,125	6,854
Technical Revisions	52	(158)	(220)	(378)	2,755	(417)	(754)	(1,171)
Acquisitions	-	-	-	-	9,057	17,452	7,505	24,957
Dispositions	-	-	-	-	(27)	(27)	(10)	(37)
Economic Factors	-	-	-	-	-	106	12	118
Production	(21)	(21)	-	(21)	(11,183)	(11,183)	-	(11,183)
Dec. 31, 2006	414	4,890	8,935	13,824	88,333	112,707	43,104	155,811

Columns may not add due to rounding.

Note:

(9)

Improved recovery includes infill drilling and improved recovery.

CANADIAN ASSETS ONLY

	Light and Medium Crude Oil (mbbls)				Heavy Oil (mbbls)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
Dec. 31, 2005	14,098	14,709	3,544	18,253	2,355	2,436	630	3,066
Discoveries	12	12	2	14	-	-	-	-
Drilling Extensions	880	1,438	528	1,966	25	2	-	2
Improved Recovery (1)	26	195	99	294	-	-	-	-
Technical Revisions	(1,074)	(1,252)	(11)	(1,262)	696	646	163	809
Acquisitions	-	-	10	10	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-
Economic Factors	-	35	6	40	-	22	1	23
Production	(1,499)	(1,499)	-	(1,499)	(530)	(530)	-	(530)
Dec. 31, 2006	12,441	13,637	4,177	17,814	2,546	2,576	794	3,370

Columns may not add due to rounding.

	Associated and Non-Associated Gas (Natural Gas) (Bcf)				Natural Gas Liquids (mbbls)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
Dec. 31, 2005	336.4	407.2	131.7	539.0	7,668	9,495	3,234	12,729
Discoveries	-	0.1	2.1	2.2	2	4	25	29
Drilling Extensions	22.1	27.3	12.8	40.1	518	708	295	1,003
Improved Recovery (1)	12.2	23.5	10.8	34.3	303	582	226	809
Technical Revisions	18.8	5.2	(2.5)	2.7	(6)	(659)	(445)	(1,104)
Acquisitions	2.5	2.9	3.1	6.0	61	72	66	138
Dispositions	(0.1)	(0.1)	(0.1)	(0.2)	(2)	(2)	(1)	(3)
Economic Factors	-	0.3	-	0.3	-	2	(2)	-
Production	(46.0)	(46.0)	-	(46.0)	(1,049)	(1,049)	-	(1,049)
Dec. 31, 2006	345.9	420.4	158.0	578.4	7,494	9,152	3,399	12,551

Columns may not add due to rounding.

	Natural Gas from Coal (mmcf)				Total (mBOE)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
Dec. 31, 2005	171	606	518	1,124	80,214	94,612	29,450	124,062
Discoveries	-	-	-	-	23	34	382	416
Drilling Extensions	80	4,262	8,600	12,862	5,113	7,401	4,394	11,795
Improved Recovery (1)	132	201	36	237	2,382	4,729	2,125	6,854
Technical Revisions	52	(158)	(220)	(378)	2,755	(417)	(754)	(1,171)
Acquisitions	-	-	-	-	486	558	596	1,154
Dispositions	-	-	-	-	(27)	(27)	(10)	(37)
Economic Factors	-	-	-	-	-	106	12	118
Production	(21)	(21)	-	(21)	(10,743)	(10,743)	-	(10,743)
Dec. 31, 2006	414	4,890	8,935	13,824	80,202	96,254	36,193	132,447

Columns may not add due to rounding.

Note:

(10)

Improved recovery includes infill drilling and improved recovery.

US ASSETS ONLY

	Light and Medium Crude Oil (mbbls)				Heavy Oil (mbbls)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
Dec. 31, 2005	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-
Drilling Extensions	-	-	-	-	-	-	-	-
Improved Recovery (1)	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-
Acquisitions	7,975	15,743	6,430	22,174	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-
Production	(406)	(406)	-	(406)	-	-	-	-
Dec. 31, 2006	7,570	15,338	6,430	21,768	-	-	-	-

Columns may not add due to rounding.

	Associated and Non-Associated Gas (Natural Gas) (Bcf)				Natural Gas Liquids (mbbls)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
Dec. 31, 2005	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-
Drilling Extensions	-	-	-	-	-	-	-	-
Improved Recovery (1)	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-
Acquisitions	3.6	6.9	2.9	9.8	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-
Production	(0.2)	(0.2)	-	(0.2)	-	-	-	-
Dec. 31, 2006	3.4	6.7	2.9	9.6	-	-	-	-

Columns may not add due to rounding.

	Natural Gas from Coal (mmcf)				Total (mBOE)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
Dec. 31, 2005	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-
Drilling Extensions	-	-	-	-	-	-	-	-
Improved Recovery (1)	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	8,571	16,894	6,910	23,804
Dispositions	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-
Production	-	-	-	-	(440)	(440)	-	(440)
Dec. 31, 2006	-	-	-	-	8,131	16,454	6,910	23,364

Columns may not add due to rounding.

Note:

(11)

Improved recovery includes infill drilling and improved recovery.

The following table sets forth a reconciliation of the Company Interest Reserves of PrimeWest for the year ended December 31, 2006 derived from the GLJ Report using Forecast Price and Cost estimates, reconciled to December 31, 2005.  PrimeWest’s Company Interest Reserves include working interest and royalties receivable by PrimeWest and the Trust, with no deduction of royalties payable.  This definition is consistent with the basis on which Reserves were reported in years prior to the implementation of NI 51-101.

CONSOLIDATED – INCLUDES CANADIAN AND US ASSETS

	Light, Medium and Heavy Crude Oil (mbbls)				Natural Gas (Bcf)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
Dec. 31, 2005	18,073	18,864	4,783	23,646	421.4	510.7	166.6	677.3
Discoveries	15	15	2	17	-	0.1	2.5	2.6
Drilling Extensions	1,026	1,594	579	2,173	27.8	39.7	26.0	65.7
Improved Recovery (1)	29	207	106	313	15.9	29.8	13.6	43.4
Technical Revisions	311	100	224	324	25.2	8.4	(3.5)	4.9
Acquisitions	9,253	18,140	7,458	25,598	7.9	12.2	7.2	19.4
Dispositions	-	-	-	-	(0.2)	(0.2)	(0.1)	(0.3)
Economic Factors	-	-	-	-	-	-	-	-
Production	(2,853)	(2,853)	-	(2,853)	(60.6)	(60.6)	-	(60.6)
Dec. 31, 2006	25,852	36,068	13,150	49,218	437.5	540.1	212.4	752.5

Columns may not add due to rounding.

	Natural Gas Liquids (mbbls)				Total (mBOE)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
Dec. 31, 2005	10,864	13,434	4,634	18,068	99,162	117,422	37,181	154,603
Discoveries	3	5	29	34	30	44	439	483
Drilling Extensions	752	1,034	425	1,459	6,416	9,245	5,336	14,581
Improved Recovery (1)	425	812	331	1,143	3,107	5,983	2,708	8,691
Technical Revisions	(144)	(1,011)	(643)	(1,654)	4,370	482	(991)	(509)
Acquisitions	91	108	103	211	10,657	20,277	8,767	29,044
Dispositions	(4)	(4)	(1)	(5)	(34)	(34)	(13)	(47)
Economic Factors	-	-	-	-	-	-	-	-
Production	(1,399)	(1,399)	-	(1,399)	(14,352)	(14,352)	-	(14,352)
Dec. 31, 2006	10,589	12,980	4,877	17,857	109,356	139,066	53,427	192,493

Columns may not add due to rounding.

Note:

(12)

Improved recovery includes infill drilling and improved recovery.

CANADIAN ASSETS ONLY

	Light, Medium and Heavy Crude Oil (mbbls)				Natural Gas (Bcf)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
Dec. 31, 2005	18,073	18,864	4,783	23,646	421.4	510.7	166.6	677.3
Discoveries	15	15	2	17	-	.1	2.5	2.6
Drilling Extensions	1,026	1,594	579	2,173	27.8	39.7	26.0	65.7
Improved Recovery (1)	29	207	106	313	15.9	29.8	13.6	43.4
Technical Revisions	311	100	224	324	25.2	8.4	(3.5)	4.9
Acquisitions	-	-	9	9	3.7	4.2	4.0	8.2
Dispositions	-	-	-	-	(.2)	(.2)	(.1)	(.3)
Economic Factors	-	-	-	-	-	-	-	-
Production	(2,383)	(2,383)	-	(2,383)	(60.4)	(60.4)	-	(60.4)
Dec. 31, 2006	17,070	18,397	5,701	24,098	433.6	532.4	209.1	741.5

Columns may not add due to rounding

	Natural Gas Liquids (mbbls)				Total (mBOE)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
Dec. 31, 2005	10,864	13,434	4,634	18,068	99,162	117,422	37,181	154,603
Discoveries	3	5	29	34	30	44	439	483
Drilling Extensions	752	1,034	425	1,459	6,416	9,245	5,336	14,581
Improved Recovery (1)	425	812	331	1,143	3,107	5,983	2,708	8,691
Technical Revisions	(144)	(1,011)	(643)	(1,654)	4,370	482	(991)	(509)
Acquisitions	91	108	103	211	714	811	767	1,578
Dispositions	(4)	(4)	(1)	(5)	(34)	(34)	(13)	(47)
Economic Factors	-	-	-	-	-	-	-	-
Production	(1,399)	(1,399)	-	(1,399)	(13,841)	(13,841)	-	(13,841)
Dec. 31, 2006	10,589	12,980	4,877	17,857	99,923	120,110	45,427	165,537

Columns may not add due to rounding.

Note:

(13)

Improved recovery includes infill drilling and improved recovery.

US ASSETS ONLY

	Light, Medium and Heavy Crude Oil (mbbls)				Natural Gas (Bcf)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
Dec. 31, 2005
Discoveries	-	-	-	-	-	-	-	-
Drilling Extensions (2)	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-
Acquisitions	9,253	18,140	7,449	25,589	4.1	8.0	3.3	11.3
Dispositions	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-
Production	(470)	(470)	-	(470)	(0.2)	(0.2)	-	(0.2)
Dec. 31, 2006	8,783	17,670	7,449	25,119	3.9	7.7	3.3	11.0

Columns may not add due to rounding.

	Natural Gas Liquids (mbbls)				Total (mBOE)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
Dec. 31, 2005	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-
Drilling Extension	-	-	-	-	-	-	-	-
Improved Recovery (1)	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	9,943	19,466	8,000	27,466
Dispositions	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-
Production	-	-	-	-	(510)	(510)	-	(510)
Dec. 31, 2006	-	-	-	-	9,433	18,955	8,000	26,955

Columns may not add due to rounding.

Note:

(14)

Improved recovery includes infill drilling and improved recovery.

FUTURE NET REVENUE RECONCILIATION

The following table sets forth the reconciliation of estimated Future Net Revenues attributable to the Net Proved Reserves of PrimeWest for the year ended December 31, 2006, using Constant Price and Cost estimates derived from the GLJ Report and calculated using a discount rate of 10%.

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10%

CONSOLIDATED – INCLUDES CANADIAN AND US ASSETS

Period and Factor	Before Tax 2006 ($ millions)
Estimated Net Present Value of Future Net Revenue at December 31, 2005	2,537.8
Oil and Gas Sales During the Period Net of Production Costs and Royalties (1)	(444.6)
Changes due to Prices, Production Costs and Royalties Related to Forecast Production (2)	(808.9)
Development Costs During the Period (3)	230.3
Changes In Forecast Development Costs (4)	(282.7)
Changes Resulting from Extensions and Improved Recovery (5)	178.1
Changes Resulting from Discoveries (5)	1.0
Changes Resulting from Acquisitions of Reserves (5)	281.0
Changes Resulting from Dispositions of Reserves (5)	(0.7)
Accretion of Discount (6)	253.8
Net Change in Income Taxes (7)	0
Changes Resulting from Technical Reserves Revisions	12.7
All Other Changes	(174.3)
Estimated Net Present Value at End of Period Dec. 31, 2006	1783.6

Notes:

(15)

Company actual before income taxes, excluding general and administrative expense.

(16)

The impact of changes in prices and other economic factors on Future Net Revenue.

(17)

Actual capital expenditures relating to the exploration, development and Production of Oil and Gas Reserves.

(18)

The change in forecast Development Costs for the Properties evaluated at the beginning of the period.

(19)

End of period net present value of the related Reserves.

(20)

Estimated as 10% of the beginning of period net present value.

(21)

The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.

CANADIAN ASSETS ONLY

Period and Factor	Before Tax 2006 ($ millions)
Estimated Net Present Value of Future Net Revenue at December 31, 2005	2537.8
Oil and Gas Sales During the Period Net of Production Costs and Royalties (1)	(426.4)
Changes due to Prices, Production Costs and Royalties Related to Forecast Production (2)	(808.9)
Development Costs During the Period (3)	225.6
Changes In Forecast Development Costs (4)	(278.1)
Changes Resulting from Extensions and Improved Recovery (5)	178.1
Changes Resulting from Discoveries (5)	1.0
Changes Resulting from Acquisitions of Reserves (5)	12.7
Changes Resulting from Dispositions of Reserves (5)	(0.7)
Accretion of Discount (6)	253.8
Net Change in Income Taxes (7)	0
Changes Resulting from Technical Reserves Revisions	12.7
All Other Changes	(193.4)
Estimated Net Present Value at End of Period Dec. 31, 2006	1,514.3

Notes:

(22)

Company actual before income taxes, excluding general and administrative expense.

(23)

The impact of changes in prices and other economic factors on Future Net Revenue.

(24)

Actual capital expenditures relating to the exploration, development and Production of Oil and Gas Reserves.

(25)

The change in forecast Development Costs for the Properties evaluated at the beginning of the period.

(26)

End of period net present value of the related Reserves.

(27)

Estimated as 10% of the beginning of period net present value.

(28)

The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.

US ASSETS ONLY

Period and Factor	Before Tax 2006 ($ millions)
Estimated Net Present Value of Future Net Revenue at December 31, 2005	-
Oil and Gas Sales During the Period Net of Production Costs and Royalties (1)	(18.2)
Changes due to Prices, Production Costs and Royalties Related to Forecast Production (2)	-
Development Costs During the Period (3)	4.6
Changes In Forecast Development Costs (4)	(4.6)
Changes Resulting from Extensions and Improved Recovery (5)	-
Changes Resulting from Discoveries (5)	-
Changes Resulting from Acquisitions of Reserves (5)	268.3
Changes Resulting from Dispositions of Reserves (5)	-
Accretion of Discount (6)	-
Net Change in Income Taxes (7)	-
Changes Resulting from Technical Reserves Revisions	-
All Other Changes	19.1
Estimated Net Present Value at End of Period Dec. 31, 2006	269.2

Notes:

(29)

Company actual before income taxes, excluding general and administrative expense.

(30)

The impact of changes in prices and other economic factors on Future Net Revenue.

(31)

Actual capital expenditures relating to the exploration, development and Production of Oil and Gas Reserves.

(32)

The change in forecast Development Costs for the Properties evaluated at the beginning of the period.

(33)

End of period net present value of the related Reserves.

(34)

Estimated as 10% of the beginning of period net present value.

(35)

The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.

UNDEVELOPED RESERVES

The following discussion generally describes the basis on which PrimeWest attributes Proved and Probable Undeveloped Reserves and its plans for developing those Undeveloped Reserves.

PROVED AND PROBABLE UNDEVELOPED RESERVES

According to the GLJ Report using Forecast Prices and Costs, PrimeWest had Net Proved Undeveloped Reserves of 18.2 mmBOE as of December 31, 2006, consisting of 7,158 mbbls Oil, 58.7 Bcf Natural Gas and 1,215 mbbls Natural Gas Liquids.  Net Probable Undeveloped Reserves were 18.8 mmBOE, consisting of 5,817 mbbls Oil, 70.1 Bcf Natural Gas and 1,316 mbbls Natural Gas Liquids.  PrimeWest invests capital into development work, which moves its Proved Undeveloped Reserves and Probable Undeveloped Reserves into the Proved Developed Producing category.  In 2006, $261 million was invested on capital development, and approximately $250 million has been budgeted for development capital in 2007.  Allocating capital to Properties and timing of development is based on economics and performance of the asset.  PrimeWest’s 2007 development focus will be in its key development plays of Tight Gas (including the core areas of Caroline, Columbia), Conventional Development Area (including core areas of Wilson Creek, Valhalla, Laprise, Crossfield/Lone Pine Creek, Shallow Gas) and the US Assets.

Of PrimeWest’s Net Proved Undeveloped Reserves, 15.8% are located in Wilson Creek, a core area in which PrimeWest plans to invest development capital (for specific details on the capital budgets, plans and timing for 2007 development in this area, see “Other Oil and Natural Gas Information”). Other areas with notable Net Proved Undeveloped Reserves include Flat Lake US with 27.5%, Columbia with 16.9%, Shallow Gas with 8.1%, BC Gas with 6.4% and Caroline with 5.6%.

For other Properties which have Proved Undeveloped Reserves or Probable Undeveloped Reserves attributed to them, PrimeWest plans to continue pursuing development opportunities such as drilling, completions, and facilities upgrades in order to move those Proved Undeveloped Reserves and Probable Undeveloped Reserves to Proved Developed Producing Reserves.

SIGNIFICANT FACTORS OR UNCERTAINTIES

Our evaluated Oil and Natural Gas Properties have no material extraordinary risks beyond those which are inherent in an Oil and Gas producing company as contained in other publicly filed documents of PrimeWest.

OTHER OIL AND NATURAL GAS INFORMATION

The following discussion provides an overview of selected core Properties, including a discussion of important plants and facilities.

TIGHT GAS

Caroline

Caroline is located approximately 100 kilometres northwest of Calgary.  This liquids rich Gas-prospective area offers multi-zone gas drilling prospects, with current Production from the Cardium, Viking, Elkton, Belly River and Mannville formations.  Caroline comprises 218,056 Gross (159,460 Net) acres of land.  Average Production in 2006 totalled 5,631 BOE/day, consisting primarily of Natural Gas.  Through significant land and farm-in acquisitions, infrastructure modifications and an active development drilling program, PrimeWest has strengthened its position in this core property, allowing it to control key infrastructure, generate third party processing revenues, realize operating cost reductions and continue to develop low-risk development drilling opportunities for growth.  PrimeWest’s average working interest in Caroline is approximately 82%.  Capital expenditures are budgeted at $40 million for 2007 and will include drilling up to 19 new Gross Development Wells and facilities upgrades.

Columbia

Columbia is located in west-central Alberta approximately 175 kilometres southwest of Edmonton with Production from primarily low permeability Viking, Cardium, Mannville and Belly River sands.  Columbia comprises 57,148 Gross (35,578 Net) acres of land with an average working interest of approximately 84%.  In 2006, the average daily Production was 2,196 BOE/day, consisting primarily of Natural Gas, processed at a third party facility.  In 2007, PrimeWest plans to spend approximately $30 million to drill up to 10 Gross wells, install additional gathering facilities for future development and acquire additional seismic and land.

Edson

Edson is located in northwest Alberta approximately 200 kilometres west of Edmonton with Production from the Bluesky, Gething and Cardium formations.  Edson comprises 29,120 Gross (17,581 Net) acres of land with an average 96% working interest.  In 2006, the average daily Production was 896 BOE/day, consisting primarily of Natural Gas, all processed through a third party facility.

Ferrier

Ferrier is located in west central Alberta approximately 200 kilometres southwest of Edmonton with Production primarily from the Cardium formation.  The Ferrier area comprises 52,000 Gross (19,450 Net) acres of land with an average 88% working interest.  In 2006, the average daily Production was 1,049 BOE/day, consisting primarily of Natural Gas, all processed through a third party facility, with some volumes compressed at PrimeWest facilities before ultimately being processed at a third party facility.

CONVENTIONAL

BC Gas

BC Gas is comprised of several Properties that produced an average of 2,260 BOE/day in 2006, the largest of which is the Laprise property.  Laprise is a winter-access only area located about 160 kilometres north west of Fort St. John, British Columbia, with Production of marginally sour Natural Gas from the Baldonnel formation.  PrimeWest has a 75.6% working interest in the Laprise Creek Baldonnel Unit No. 1, which overlies about 25% of the Laprise Creek Baldonnel “A” Pool, one of the largest Natural Gas pools in the province.  PrimeWest also has a 100% interest in one producing non-unit Gas well.  In 2006, PrimeWest drilled 6 gas wells and installed additional compression to lower the field suction pressure and increase Production and Reserves.  Up to a total of $19 million of additional infill drilling is planned for 2007.

Brant Farrow

Brant Farrow is located about 65 kilometres south east of Calgary, with Production from the shallow gas Belly River and Medicine Hat formations and the deeper Mississippian, Basal Quartz and Glauconitic formations.  Brant Farrow comprises 177,685 Gross (92,038 Net) acres of land with an average 84% working interest.  Major infrastructure at Brant Farrow includes a 65% ownership of two Processing plants with a combined capacity of 15 mmcf/day.  In 2006, the average daily Production of primarily sweet, dry Natural Gas was 1,848 BOE/day, mostly processed through owned and operated facilities.

Crossfield / Lone Pine Creek / Irricana

Crossfield / Lone Pine Creek is located approximately 30 kilometres northwest of Calgary and produces both Natural Gas and light to medium Crude Oil from the Wabamun (Crossfield), Leduc and Nisku formations.  In 2006, the average daily Production was 1,606 BOE/day. Crossfield / Lone Pine Creek comprises 93,327 Gross (70,480 Net) acres of land.  PrimeWest’s operatorship of the 142 mmcf/day East Crossfield Gas processing facility (55.5% working interest) is a key success factor for PrimeWest in this area, allowing PrimeWest to implement efficiency measures and modernization,  improve operating netbacks, generate third-party processing fees and extend the plant’s economic life by at least 10 years.  PrimeWest has a very small interest in the plant’s sulphur block.  In 2006, PrimeWest spent approximately $25 million to drill up to 6 Gross wells and to conduct a turndown of the gas plant to enhance the long-term plant efficiencies due to the changing composition of the inlet gas stream.

Irricana is located in central Alberta approximately 50 kilometres north east of Calgary and adjacent to PrimeWest’s Crossfield / Lone Pine Creek property with Production from the Pekisko, Wabamun and Mannville formations.  Irricana comprises 55,936 Gross (33,424 Net) acres of land with an average 67% working interest.  In 2006, the average daily Production was 1,591 BOE/day, primarily consisting of Natural Gas processed primarily through PrimeWest’s East Crossfield Gas processing facility and some third party Gas processing facilities.

Shallow Gas

PrimeWest has several Shallow Gas Properties in southeastern Alberta with sweet dry Natural Gas Production from the Milk River, Medicine Hat and Second White Specs formations.  In 2006, the average daily Production was 2,862 BOE/day.  Main producing areas include Bindloss, Medicine Hat and Princess/Dinosaur comprising 197,002 Gross (163,578 Net) acres of land.  Most Production is processed through owned and operated facilities and infrastructure.

Valhalla

Valhalla is located 500 kilometres north west of Edmonton with primarily sour Natural Gas Production from the Montney and Halfway formations, as well as some sweet Natural Gas Production from the uphole Baldonnel and Gething formations.  There is also some Doig Oil Production at Valhalla.  Valhalla comprises 62,080 Gross (35,565 Net) acres of land.  PrimeWest has 100% ownership in two Natural Gas processing facilities consisting of two sour Gas compressors and one sweet Gas compressor and an amine sweetening system.  In 2006, the biological desulphurisation gas plant was decommissioned increasing the plant’s runtime and helping to lower operating expenses.  PrimeWest’s working interest averages 74% and in 2006 the average daily Production was increased to 2,033 BOE/day with 7 successful wells drilled.  PrimeWest plans to spend up to $19 million to continue to downspace and infill drill this multi-zone area in 2007.

Wilson Creek

Wilson Creek is located in west central Alberta approximately 200 kilometres northwest of Calgary with Production from the Belly River, Viking, Glauconitic, Rock Creek and Pekisko formations.  The area comprises 174,455 Gross (100,415 Net) acres of land with an average 74% working interest.  In 2006, the average daily Production was 4,293 BOE/day of Natural Gas. Production in the Wilson Creek, Gilby and Willesden Green areas is processed though third party facilities and the Wilson Creek Unit facilities.  In 2007, up to $44 million is planned to drill up to 19 operated Gross wells and 30 non-operated Gross wells.

US ASSETS

Effective July 6, 2006, PrimeWest acquired production assets in the United States with current production of approximately 2,600 BOE/day of primarily light sweet Crude Oil from 10 different fields-mostly operated by PrimeWest.  Key producing fields are Flat Lake and Dwyer in Montana, Rival in North Dakota and Rocky Point in Wyoming.

Flat Lake is the most prolific of the fields with current production of approximately 800 BOE/day of production from the Mississippian and Devonian formations.  They are similar to the producing fields found north of the Canada/US border in Saskatchewan.

The expansion into the US provided PrimeWest the opportunity to acquire long-life, sweet light oil reserves with significant development potential.  The Properties are comprised of approximately 47,000 net acres of land.  PrimeWest is the operator of the majority of the lands and holds an average working interest of 95%. The existing reserve life index on the acquired asset is 23.8 years based on total Company Interest Proven and Probable reserves.

Through the last half of 2006, PrimeWest actively pursued well workovers and facility upgrades on the acquired properties.  Two new wells were spudded late in 2006 and results are anticipated by the end of the first quarter 2007.

PrimeWest has identified over US$100 million of future development opportunities including a number of multi-legged infill horizontal drilling locations, waterflood optimization projects and possible future enhanced oil recovery projects.

COALBED METHANE

With over 124,000 net acres of land on the developing Horseshoe Canyon CBM trend, PrimeWest continues to be well positioned to take advantage of the emerging CBM resource play in Western Canada.  PrimeWest is in the preliminary assessment stages of its CBM assets in three large concentrated operated areas.

PrimeWest began evaluating the potential of its CBM assets in 2005 with the recompletion of several existing older well bores to test the productivity potential of the thinly inter-bedded Horseshoe Canyon coals.  The information gathered from these recompletions, coupled with the results of the delineation drilling completed at Lone Pine Creek in 2006 are expected to provide critical information for PrimeWest to determine the longer-term development potential of its CBM assets.  Commercial development of these CBM assets, including initial marketable production volumes, could start in 2007 depending on the strength of the natural gas markets.

GROSS OVERRIDING ROYALTY (GORR) INTERESTS

These interests entitle PrimeWest to a share of the gross sales revenue on Production from underlying Properties held and operated by others, generally without deduction for Crown royalties and operating expenses.  PrimeWest’s GORR interests were principally acquired through the acquisition of Reserve Royalty Corp. in July 2000, as well as under farm-out agreements at various operated Properties, under which drilling of higher-risk exploration prospects is funded and undertaken by others in order to minimize the risk to the Unitholders.  In 2006, the average daily volume was 1,173 BOE/day.

Under GORR arrangements, PrimeWest is not generally responsible for capital costs or abandonment and restoration costs associated with exploration or development activities undertaken by the working interest owner on the lands in question.  Under some of the farm-out agreements, PrimeWest is alternatively entitled to convert its GORR to a working interest if successful exploration results, including development drilling, once the original working interest owners have recovered their capital investments.

OIL AND NATURAL GAS PROPERTIES AND WELLS

The following table summarizes, as at December 31, 2006, PrimeWest’s interests in producing and non-producing wells.

	Producing Wells				Non-Producing Wells
	Oil		Natural Gas		Oil		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	1,036	382	1,587	880	735	404	614	409
British Columbia	119	3	43	32	36	8	7	4
Saskatchewan	754	17	1	1	116	-	-	-
Montana	84	84	-	-	56	56	-	-
North Dakota	111	56	-	-	13	9	-	-
Wyoming	22	22	5	5	8	8	2	2
Total	2,126	564	1,636	918	964	485	623	415

PROPERTIES WITH NO ATTRIBUTED RESERVES

The following table summarizes the Gross and Net acres of Unproved Properties in which PrimeWest has an interest and also the number of Net acres for which PrimeWest’s rights to explore, develop or exploit will, in the absence of any further action, expire in 2007.

Play Type	Gross Unproved Acres	Net Unproved Acres	Net Acres Expiring in 2007
Conventional
BC Gas	27,700	8,620	278
Crossfield/Lone Pine Creek	27,696	17,336	160
Shallow Gas	40,803	33,621	3,094
Thorsby	47,461	31,199	3,316
Valhalla	18,415	12,819	2,832
Wilson Creek	56,610	39,601	7,989
Conventional Other	611,876	320,454	89,713
Tight Gas
Caroline	104,950	81,011	24,758
Columbia	55,646	29,417	-
Edson	17,630	11,621	5,834
Ferrier	14,567	6,102	640
US Assets
Rival	3,721	3,721	-
Coalbed Methane (1)
Brant Farrow CBM	172,878	91,446	19,439
Crossfield/Lone Pine Creek CBM	118,595	92,772	480
Thorsby CBM	114,229	74,202	2,129
GORR
GORR	270,155	-	-
TOTAL (excludes CBM)	1,297,230	595,523	138,613

(36)

Portion of the CBM acreage may also be included in the Conventional acreage count.

ADDITIONAL INFORMATION CONCERNING ABANDONMENT AND RECLAMATION COSTS

The following table discloses the abandonment and reclamation costs PrimeWest anticipates incurring as at December 31, 2006, calculated both undiscounted and at a discount rate of 10%, and the portion thereof anticipated to be paid in each of the next three years.  PrimeWest anticipates incurring abandonment costs in respect of approximately 37 Net wells during 2007.  PrimeWest currently has a large number of reclamation projects underway, in varying stages of completion.  Due to weather conditions, project unknowns, landowner issues and changing regulations, it is difficult to accurately determine the number of reclamation projects that will be completed in a given year.

Since the inception of the Trust, PrimeWest has maintained an environmental fund to pay for future costs related to well abandonment and site cleanup.  The fund is used to pay for such costs as they are incurred.  Future abandonment and reclamation costs will continue to be funded from the fund and, as required, out of cash flow from operating activities.  In 2006, PrimeWest contributed $0.50/BOE of Production, totalling $7.3 million, which includes interest, into this fund.  As of December 31, 2006, there was an unused cash balance of $2.2 million in the fund.

CONSOLIDATED – INCLUDES CANADIAN AND US ASSETS

Period	Abandonment and Reclamation Costs Net of Salvage Value Undiscounted ($M)	Abandonment and Reclamation Costs Net of Salvage Value Discounted at 10% ($M)
Total as at December 31, 2006	15.7	15.7
Anticipated to be incurred in 2007	10	9
Anticipated to be incurred in 2008	10	9
Anticipated to be incurred in 2009	10	9

CANADIAN ASSETS ONLY

Period	Abandonment and Reclamation Costs Net of Salvage Value Undiscounted ($M)	Abandonment and Reclamation Costs Net of Salvage Value Discounted at 10% ($M)
Total as at December 31, 2006	15.4	15.4
Anticipated to be incurred in 2007	9.4	8.5
Anticipated to be incurred in 2008	9.8	8.8
Anticipated to be incurred in 2009	9.9	8.9

US ASSETS ONLY

Period	Abandonment and Reclamation Costs Net of Salvage Value Undiscounted ($M)	Abandonment and Reclamation Costs Net of Salvage Value Discounted at 10% ($M)
Total as at December 31, 2006	0.3	0.3
Anticipated to be incurred in 2007	0.6	0.5
Anticipated to be incurred in 2008	0.2	0.2
Anticipated to be incurred in 2009	0.1	0.1

TAX HORIZON

As a result of PrimeWest’s tax efficient structure, annual taxable income is transferred from its Canadian operating entity to PrimeWest Energy Trust, and from the Trust to its Unitholders.  This is primarily accomplished through the Royalty granted to the Trust, on underlying Oil and Gas Properties held by its operating subsidiary.

COSTS INCURRED

The following table discloses material Property Acquisition Costs, Exploration Costs and Development Costs for PrimeWest for the year ended December 31, 2006.

	Property Acquisition Costs
	Proved Properties	Unproved Properties	Exploration Costs	Development Costs
Total ($ millions)	369.6	10.5	3.2	247.2

EXPLORATION AND DEVELOPMENT ACTIVITIES

The following table discloses the number of Exploratory Wells and Development Wells, both Gross and Net, drilled and rig released for the year ended December 31, 2006 and which are Oil wells, Natural Gas wells, Service Wells and dry holes.

	Exploratory Wells (1)		Development Wells
	Gross	Net	Gross	Net
Conventional
Oil	8	6.5	18	13.7
Natural Gas	38	23.4	61	33.0
Service Wells	-	-	-	-
Dry Holes	3	2.0	3	2.7
Sub-Total	49	31.9	82	49.4
Tight Gas
Oil	1	0.1	2	0.5
Natural Gas	20	14.4	4	1.8
Service Wells	-	-	-	-
Dry Holes	-	-	-	-
Sub-Total	21	14.5	6	2.3
Coalbed Methane
Oil	-	-	1	1.0
Natural Gas	1	0.2	5	5.0
Service Wells	-	-	-	-
Dry Holes	-	-	-	-
Sub-Total	1	0.2	6	6.0
US Assets
Oil	-	-	3	3.0
Natural Gas	-	-	-	-
Service Wells	-	-	-	-
Dry Holes	-	-	-	-
Sub-Total	-	-	3	3.0
Total	71	46.6	97	60.7

(37)

Exploratory well count is based on the Lahee classification used by the Alberta Energy and Utilities Board and is not reflective of the risk profile associated with these wells.

PrimeWest engages in development drilling along with acquisitions to offset natural Production decline and add to Reserves.  Specific details on development plans and 2007 capital budgets for PrimeWest’s core Properties are described under “Other Oil and Natural Gas Information.”

ESTIMATED PRODUCTION

The following table discloses for each product type the total volume of Company Interest Proved plus Probable Production estimated by GLJ for 2007 using Forecast Prices and Costs and Constant Prices and Costs.

CONSOLIDATED – INCLUDES CANADIAN AND US ASSETS

2007 Estimated Total Production by GLJ	Light and Medium Crude Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas (mmcf)	Natural Gas Liquids (mbbl)	Total (mBOE)
Forecast	3,030	593	69,245	1,625	16,789
Constant	3,030	593	69,256	1,626	16,791

CANADIAN ASSETS ONLY

2007 Estimated Total Production by GLJ	Light and Medium Crude Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas (mmcf)	Natural Gas Liquids (mbbl)	Total (mBOE)
Forecast	1,944	593	68,699	1,625	15,612
Constant	1,944	593	68,710	1,626	15,614

US ASSETS ONLY

2007 Estimated Total Production by GLJ	Light and Medium Crude Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas (mmcf)	Natural Gas Liquids (mbbl)	Total (mBOE)
Forecast	1,086	-	546	-	1,177
Constant	1,086	-	546	-	1,177

At December 31, 2006, PrimeWest estimates its 2007 Production will average 39,500 BOE/day, reflecting the natural decline of the assets and the Production additions from the 2007 capital development program.

PRODUCTION HISTORY

The following table discloses, on a quarterly basis for the year ended December 31, 2006, PrimeWest’s share of average daily Production volume, prior to royalties, and the prices received, royalties paid, Production Costs incurred and netbacks on a per unit of volume basis for each product type.

CONSOLIDATED – INCLUDES CANADIAN AND US ASSETS

		Average per unit of volume ($/bbl, $/mcf, $/BOE)
Product Type	PrimeWest’s Share of Average Daily Production Volume (1)	Price Received	Royalties Paid	Production Costs	Netbacks (2)
Light, Medium, Heavy Oil	(bbls/day)
1st Quarter	6,867	57.09	8.39	9.54	36.58
2nd Quarter	6,305	68.77	10.80	9.16	48.76
3rd Quarter	9,106	69.18	9.94	9.36	50.34
4th Quarter	8,950	55.13	9.46	10.12	38.14
Natural Gas	(mcf/day)
1st Quarter	166,021	9.09	2.29	1.59	5.27
2nd Quarter	164,115	6.29	1.30	1.53	3.84
3rd Quarter	164,064	6.20	1.35	1.56	3.79
4th Quarter	169,852	6.79	1.33	1.69	4.37
Natural Gas Liquids	(bbls/day)
1st Quarter	3,525	59.34	16.45	9.54	33.35
2nd Quarter	3,748	62.57	18.20	9.16	35.21
3rd Quarter	3,931	62.50	16.16	9.36	36.98
4th Quarter	4,127	52.52	13.60	10.12	28.80
Total BOE	(BOE/day)
1st Quarter	38,062	55.44	13.04	9.54	32.66
2nd Quarter	37,406	45.46	9.36	9.16	28.61
3rd Quarter	40,381	46.86	9.29	9.36	30.33
4th Quarter	41,386	45.03	8.86	10.12	29.07

Notes:

(38)

Before deduction of royalties.

(39)

Netbacks are calculated as Revenues less the aggregate of Royalties, Transportation and Operating Costs, on a per BOE (or mcf) basis.

CANADIAN ASSETS ONLY

		Average per unit of volume ($/bbl, $/mcf, $/BOE)
Product Type	PrimeWest’s Share of Average Daily Production Volume (1)	Price Received	Royalties Paid	Production Costs	Netbacks (2)
Light, Medium, Heavy Oil	(bbls/day)
1st Quarter	6,867	57.09	8.39	9.54	36.58
2nd Quarter	6,305	68.77	10.80	9.16	48.76
3rd Quarter	6,628	69.51	8.26	8.90	52.99
4th Quarter	6,553	55.16	8.49	9.88	36.60
Natural Gas
1st Quarter	166,021	9.09	2.29	1.59	5.27
2nd Quarter	164,115	6.29	1.30	1.53	3.84
3rd Quarter	162,510	6.20	1.35	1.48	3.86
4th Quarter	169,118	6.78	1.33	1.65	4.41
Natural Gas Liquids
1st Quarter	3,525	59.34	16.45	9.54	33.35
2nd Quarter	3,748	62.57	18.20	9.16	35.21
3rd Quarter 4th Quarter	3,911 4,049	62.64 53.10	16.25 13.86	8.90 9.88	37.50 29.36
Total BOE
1st Quarter	38,062	55.44	13.04	9.54	32.66
2nd Quarter	37,406	45.46	9.36	9.16	28.61
3rd Quarter	37,624	45.53	8.99	8.90	29.92
4th Quarter	38,788	44.43	8.67	9.88	28.47

Notes:

(40)

Before deduction of royalties.

(41)

Netbacks are calculated as Revenues less the aggregate of Royalties, Transportation and Operating Costs, on a per BOE (or mcf) basis.

US ASSETS ONLY

		Average per unit of volume ($/bbl, $/mcf, $/BOE)
Product Type	PrimeWest’s Share of Average Daily Production Volume (1)	Price Received	Royalties Paid	Production Costs	Netbacks (2)
Light, Medium, Heavy Oil	(bbls/day)
1st Quarter	-	-	-	-	-
2nd Quarter	-	-	-	-	-
3rd Quarter	2,477	68.28	14.42	15.71	38.14
4th Quarter	2,397	55.07	12.14	13.77	39.36
Natural Gas	(mcf/day)
1st Quarter	-	-	-	-	-
2nd Quarter	-	-	-	-	-
3rd Quarter	1,554	6.07	0.79	2.62	2.66
4th Quarter	734	8.97	1.58	2.30	5.10
Natural Gas Liquids	(bbls/day)
1st Quarter	-	-	-	-	-
2nd Quarter	-	-	-	-	-
3rd Quarter	20	34.56	-	15.71	18.85
4th Quarter	78	22.70	-	13.77	8.93
Total BOE	(BOE/day)
1st Quarter	-	-	-	-	-
2nd Quarter	-	-	-	-	-
3rd Quarter	2,756	65.04	13.41	15.71	35.92
4th Quarter	2,598	54.04	11.64	13.77	38.03

Notes:

(42)

Before deduction of royalties.

(43)

Netbacks are calculated as Revenues less the aggregate of Royalties, Transportation and Operating Costs, on a per BOE (or mcf) basis.

The following table discloses for each of PrimeWest’s core and non-core fields, and in total, the Production volumes for each product type for the year ended December 31, 2006.

Conventional	Light, Medium & Heavy Crude Oil (mbbls)	Natural Gas (mmcf)	Natural Gas Liquids (mbbls)	Average Daily Production (BOE/day)
Boundary	316	92	24	974
BC Gas	16	4,200	109	2,260
Valhalla	74	3,699	52	2,033
NWAB Gas	50	2,776	1	1,406
Arch	160	1,861	15	1,332
North Minors	12	164	4	117
Fox Creek	210	243	19	738
Barrhead	11	1,431	16	728
Wilson Creek	200	6,754	241	4,293
Thorsby	169	4,099	150	2,746
Central Non Core	-	36	-	17
Grand Forks	654	259	14	1,949
Brantfarrow	111	3,364	3	1,848
Jumping Pd & Whiskey Creek	-	728	28	409
LPC/Crossfield	78	6,105	72	3,197
Shallow Gas	31	5,917	28	2,862
South Non Core	13	29	-	50
Total Conventional	2,104	41,756	777	26,958

TIGHT GAS
Caroline	109	9,744	323	5,631
Columbia	22	3,890	131	2,196
Edson	3	1,654	48	896
Ferrier	9	1,857	65	1,049
Total Tight Gas	143	17,145	566	9,773

COALBED METHANE
Wilson Creek	-	6	-	3
Red Deer	-	14	-	6
Thorsby	-	70	2	37
Brantfarrow	-	18	-	8
Crossfield	-	-	-	-
Total CBM	-	108	2	54

US ASSETS
Flat Lake (US)	145	41	-	416
Rockypoint (US)	97	18	-	275
Dwyer (US)	78	31	-	228
Rival (US)	40	59	9	160
Non Core (US)	89	62	-	271
Total US Assets	448	210	9	1,349

Total GORRS	157	1,351	46	1,173

Total Miscellaneous	1	27	-	14

TOTAL CONSOLIDATED	2,853	60,597	1,400	39,321

PrimeWest’s estimate for 2007 Production volumes includes 1,800 BOE/day on a company-wide basis that was behind pipe at December 31, 2006.

DEFINITIONS

In this Statement of Reserves Data and Other Oil and Gas Information, the capitalized terms set forth below have the following meanings:

Annual Report means the 2006 Annual Report of the Trust filed on SEDAR at www.sedar.com.

ARTC means Alberta royalty tax credit.

Associated Gas means the Gas cap overlying a Crude Oil accumulation in a reservoir.

Board of Directors means the board of directors of PrimeWest.

Company Interest means in relation to PrimeWest’s interest in Production or Reserves, its working interest (operating or non-operating) share before deduction of royalties and including Royalty interests of PrimeWest and the Trust;

Constant Prices and Costs means prices and costs used in an estimate that are:

a)

PrimeWest’s prices (being the ported price for Oil and the spot price for Natural Gas, after historical adjustments for transportation, gravity and other factors) and costs as at December 31, 2006, held constant throughout the estimated lives of the Properties to which the estimate applies; or

b)

If, and only to the extent that, there are fixed or presently determinable, future prices or costs to which PrimeWest is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

Crude Oil means a mixture that consists mainly of pentanes and heavier hydrocarbons, which may contain sulphur and other non-hydrocarbon compounds, that is recoverable at a well from an underground reservoir and that is liquid at the conditions under which its volume is measured or estimated. It does not include Solution Gas or Natural Gas Liquids.

Developed Producing Reserves means those Reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These Reserves may be currently producing or, if shut-in, they must have previously been on Production, and the date of resumption of Production must be known with reasonable certainty.

Developed Reserves are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure to put the Reserves on Production.  The Developed category may be subdivided into Developed Producing and Developed Non-Producing.

Development Costs means costs incurred to obtain access to Reserves and to provide facilities for extracting, treating, gathering and storing the Oil and Natural Gas from the Reserves.  More specifically, Development Costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

c)

Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, Natural Gas lines and power lines, to the extent necessary in developing the Reserves;

d)

Drill and equip Development Wells, development type stratigraphic test wells and Service Wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and the wellhead assembly;

e)

Acquire, construct and install Production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and Production storage tanks, Natural Gas cycling and processing plants, and central utility and waste disposal systems; and

f)

Provide improved recovery systems.

Development Well means a well drilled inside the established limits of an Oil or Natural Gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

Exploration Costs means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain Oil and Natural Gas Reserves, including costs of drilling Exploratory Wells and exploratory type stratigraphic test wells.  Exploration Costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

g)

Costs of topographical, geochemical, geological and geophysical studies, rights of access to Properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies (collectively sometimes referred to as “geological and geophysical costs”);

h)

Costs of carrying and retaining Unproved Properties, such as delay rentals, taxes (other than income and capital taxes) on Properties, legal costs for title defence, and the maintenance of land and lease records;

i)

Dry hole contributions and bottom hole contributions;

j)

Costs of drilling and equipping Exploratory Wells; and

k)

Costs of drilling exploratory type stratigraphic test wells.

Exploratory Well means a well that is not a Development Well, a Service Well or a stratigraphic test well.

Forecast Prices and Costs means future prices and costs that are:

l)

Generally accepted as being a reasonable outlook for the future; or

m)

If, and only to the extent that, there are fixed or presently determinable future prices or costs to which PrimeWest is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

Future Income Tax Expenses means future income tax expenses estimated (generally, year by year):

n)

Making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes, between Oil and Gas activities and other business activities;

o)

Without deducting estimated future costs that are not deductible in computing taxable income;

p)

Taking into account estimated tax credits and allowances; and

q)

Applying to the future pre tax net cash flows relating to PrimeWest’s Oil and Gas activities the appropriate year end statutory tax rates, taking into account future tax rates already legislated.

Future Net Revenue means the estimated amount to be received with respect to the development and Production of Reserves (including Synthetic Oil, coal bed methane and other non conventional Reserves) estimated using either Constant Prices and Costs or Forecast Prices and Costs and by deducting from estimated future revenues estimated future royalty obligations, costs related to the development and Production of Reserves, Well Abandonment Costs and Future Income Tax Expenses, unless otherwise specified herein.

General and Administrative Costs means the amount in aggregate representing all expenditures and costs incurred by or in respect of PrimeWest, the Trust or the Royalty or in the management and administration of PrimeWest, the Trust or the Royalty.

GLJ means GLJ Petroleum Consultants Ltd.

GLJ Report means the reserve report prepared by GLJ evaluating the light and medium Oil, Heavy Oil and Associated and Non-Associated Gas Reserves attributable to Properties owned by PrimeWest and the Trust as at December 31, 2006.

Gross means:

r)

In relation to PrimeWest’s interest in Production or Reserves, its “company gross Reserves”, which are PrimeWest’s working interest (operating or non-operating) share before deduction of royalties and without including any Royalty interests of PrimeWest or the Trust; or

s)

In relation to wells, the total number of wells in which PrimeWest has an interest; or

t)

In relation to Properties, the total area of Properties in which PrimeWest has an interest.

Heavy Oil means, in a jurisdiction that has a royalty regime specific to heavy oil, oil that qualifies for royalties specific to heavy oil, or in a jurisdiction that has no such royalty regime, oil with a density between 10 to 22.3 degrees API.

Natural Gas or Gas means the lighter hydrocarbons and associated non-hydrocarbon substances (including hydrogen sulphate, carbon dioxide and nitrogen) occurring naturally in an underground reservoir which under atmospheric conditions are essentially gases but which may contain Natural Gas Liquids.

Natural Gas Liquids or NGLs means those hydrocarbon components that can be recovered from Natural Gas as liquids including, but not limited to, ethane, propane, butanes, pentanes plus, condensate and small qualities of non-hydrocarbons.

Net means:

u)

In relation to PrimeWest’s interest in Production or Reserves, PrimeWest’s working interest (operated or non-operated) share after deduction of royalty obligations, plus the Royalty interests of PrimeWest and the Trust in Production or Reserves; or

v)

In relation to PrimeWest’s interest in wells, the number of wells obtained by aggregating PrimeWest’s working interest in each of its Gross wells; or

w)

In relation to PrimeWest’s interest in a Property, the total area in which PrimeWest has an interest multiplied by the working interest owned by PrimeWest.

Net Production Revenue in respect of any period for which Net Production Revenue is calculated means the aggregate of:

x)

The amount received or receivable by PrimeWest in respect of the sale of its interest in all Petroleum Substances produced from the Properties;

y)

Crown royalties and other Crown charges;

z)

PrimeWest's share of all other revenues that accrue in respect of the Properties, including, without limitation,

(i)

Fees and similar payments made by third parties for the processing, transportation, gathering or treatment of their Petroleum Substances in facilities that are part of the Properties,

(ii)

Proceeds from the sale or licensing of seismic and similar data,

(iii)

Incentives, rebates and credits in respect of Production Costs or in respect of capital expenditures,

(iv)

Overhead and other cost recoveries, and

(v)

Royalties and similar income; less

a)

The amount of non-capital operating costs paid or payable by or on behalf of PrimeWest in respect of operating the Properties including, without limitation, the costs of gathering, compressing, processing, transporting and marketing all Petroleum Substances produced therefrom and all other amounts paid to third parties which are calculated with reference to Production from the Properties including, without limitation, gross overriding royalties and lessors' royalties, but excluding Crown royalties and other Crown charges and any site reclamation and abandonment costs.

NI 51-101 means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

Non-Associated Gas means an accumulation of Natural Gas in a reservoir where there is no Crude Oil.

Oil means Crude Oil or Synthetic Oil.

Petroleum Substances means Oil, Natural Gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with Oil, Natural Gas or related hydrocarbons.

Probable Reserves means those additional Reserves that are less certain to be recovered than Proved Reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves.  In addition, the level of certainty targeted by the reporting company should result in at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves.

Production means recovering, gathering, treating, field or plant processing and field storage of Oil and Natural Gas.

Production Costs means costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities.  Lifting costs become part of the cost of Oil and Natural Gas produced.

Examples of Production Costs are:

b)

Costs of labour to operate the wells and related equipment and facilities;

c)

Costs of repairs and maintenance;

d)

Costs of materials, supplies and fuel consumed, and supplies utilized, in operating the wells and related equipment and facilities;

e)

Costs of workovers;

f)

Property taxes and insurance costs applicable to Properties and wells and related equipment and facilities; and

g)

Taxes, other than income and capital taxes.

Property/Properties includes:

h)

Fee ownership or a lease, concession, agreement, permit, license or other interest representing the right of PrimeWest, the Trust or their subsidiaries to extract Oil or Natural Gas subject to such terms as may be imposed by the conveyance of that interest;

i)

Royalty interests of PrimeWest, the Trust or their subsidiaries, Production payments payable to PrimeWest, the Trust or their subsidiaries in Oil or Natural Gas, and other non operating interests of PrimeWest, the Trust or their subsidiaries in Properties operated by others; and

j)

An agreement with a foreign government or authority under which PrimeWest, the Trust or any of their subsidiaries participates in the operation of Properties or otherwise serves as “producer” of the underlying Reserves (in contrast to being an independent purchaser, broker, dealer or importer);

but does not include supply agreements, or contracts that represent a right to purchase, rather than extract, Oil or Natural Gas.

Property Acquisition Costs means costs incurred to acquire a Property (directly by purchase or lease, or indirectly by acquiring another corporate entity with an interest in the Property), including:

k)

Costs of lease bonuses and options to purchase or lease a Property;

l)

The portion of the costs applicable to hydrocarbons when land including rights to hydrocarbons is purchased in fee; and

m)

Brokers’ fees, recording and registration fees, legal costs and other costs incurred in acquiring Properties.

Proved Property means a Property or part of a Property to which Reserves have been specifically attributed.

Proved Reserves means those Reserves that can be estimated with a high degree of certainty to be recoverable.  The reporting company must believe that there is at least a 90% probability that the actual remaining quantities recovered will equal or exceed those estimated Proved Reserves.

Reserve Life Index or “RLI” means the amount obtained by dividing the quantity of Reserves for the year ending December 31, 2006 by the next year’s forecast Production of Petroleum Substances from those Reserves.

Reserves means estimated remaining quantities of Oil and Natural Gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

n)

Analysis of drilling, geological, geophysical and engineering data;

o)

The use of established technology; and

p)

Specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Royalty means the royalty payable to the Trust pursuant to the Royalty Agreements, which royalty equals 99% of Royalty Income.

Royalty Agreements means the amended and restated royalty agreement dated January 1, 2002 between PrimeWest and the Trustee as trustee for and on behalf of the Trust, and the royalty agreement dated January 24, 2003 between PrimeWest Gas and PrimeWest, which PrimeWest assigned to the Trust, as amended from time to time, regarding the creation and sale of the Royalty.

Royalty Income in respect of any period for which Royalty Income is calculated means Net Production Revenue less the aggregate of:

q)

The Debt Service Costs, General and Administrative Costs and taxes (other than Crown royalties but including any capital taxes) payable by PrimeWest or the Trust;

r)

Capital expenditures intended to improve or maintain Production from the Properties or to acquire additional Properties, in excess of amounts borrowed or designated as a deferred purchase price obligation pursuant to the Royalty Agreements, provided that the amount of capital expenditures that can be deducted will not be in excess of 10% of the annual net cash flow from the Properties in the year before the year in which the determination is made;

s)

Net contributions to PrimeWest's reclamation fund; and

t)

ARTC applicable to the Properties.

Any income derived from Properties which are not working, royalty or other interests in Canadian resource Properties or which do not relate to Production from working, royalty or other interests in Canadian resource properties, will not be included as Royalty Income and will be used to defray other expenses, capital expenditures of PrimeWest and Debt Service Costs.

SEC means the United States Securities and Exchange Commission.

SEDAR means the System for Electronic Document Analysis and Retrieval established by the Canadian Securities Administrators as the system used for electronically filing most securities related information with the Canadian securities regulatory authorities and accessible at www.sedar.com.

Service Well means a well drilled or completed for the purpose of supporting Production in an existing field.  Wells in this class are drilled for the following specific purposes: gas injection (Natural Gas, propane, butane or flue gas), water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for combustion.

Solution Gas means Natural Gas dissolved in Crude Oil.

Synthetic Oil means a mixture of hydrocarbons derived by upgrading crude bitumen from oil sands or kerogen from oil shales or other substances such as coal.

Tax Act means the Income Tax Act (Canada), as amended from time to time.

Undeveloped Reserves means those Reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of Production.  They must fully meet the requirements of the Reserves classification (Proved, Probable or Possible) to which they are assigned.

Unproved Properties means a Property or part of a Property to which no Reserves have been specifically attributed.

Unitholders means the holders from time to time of one or more Trust Units.

Well Abandonment Costs mean costs of abandoning a well (net of salvage value) and of disconnecting the well from the surface gathering system.  They do not include costs of abandoning the gathering system or reclaiming the wellsite.